

To the Holders of:
Treasury Index LinkEd Securities (TILESSM)
Series 2006-1
      CUSIP NO. 89465GAA3

Distribution Date   February 15, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal Amount	Principal Payment	Ending Principal Amount	10-Year CMT Rate	Fixed Rate Spread	Total Rate	Day Count	Interest Amount Due	Aggregate Interest Due and Unpaid	Premium Distribution	Total Distribution
$12,700,000.00	$0.00	$12,700,000.00	2.34%	0.25%	2.59%	30/360	164,465.00	$0.00	$0.00	$164,465.00

Additional Information	
Swap Counterparty Payment Amount to Trustee	$ 164,465.00
Trustee Payment to Swap Counterparty	$ 400,050.00
Trustee Fees	$ 2,000.00
Expense Account Deposit	$ 857.50

Underlying Security	Goldman Sachs Capital I 6.345% Capital Securities due Feb 15, 2034
Payment Dates	15th of Feb/Aug or NBD
Cusip	38143VAA7
Current Principal Balance	$12,700,000.00
Annual Coupon Rate (Fixed)	6.34500%
Interest Payment Received	$402,907.50

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
89465GAA3	N/A	A-		N/A	-	BBB-	20-Dec-10
Underlying Security	A1	A-		A3		BBB-	

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.